UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 18, 2016

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM

PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2016 Annual Meeting of Limited Partners and Proxy Statement of Navios Maritime Midstream Partners L.P., dated October 18, 2016, for the 2016 Annual Meeting of Limited Partners to be held on Thursday, December 15, 2016.

October 18, 2016

Dear Unitholder,

We cordially invite you to attend our 2016 annual meeting of unitholders to be held at 11:00 a.m., local time, on Thursday, December 15, 2016 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Midstream Partners L.P. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou

Chairman and Chief Executive Officer

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

October 18, 2016

TIME: 11:00 a.m., local time

DATE: Thursday, December 15, 2016

PLACE: Offices of Navios Maritime Midstream Partners L.P., Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect one Class I director to serve until the 2019 Annual Meeting of Limited Partners (“Proposal One”).

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent public accountants for the fiscal year ending December 31, 2016 (“Proposal Two”).

3.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

The Board of Directors has fixed the close of business on October 17, 2016 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the annual meeting or any adjournment thereof. A list of common unit holders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

LE MONTAIGNE BLOC B

7 AVENUE DE GRANDE BRETAGNE,

MONACO

PROXY STATEMENT FOR

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

2016 ANNUAL MEETING OF LIMITED PARTNERS

TO BE HELD ON THURSDAY, DECEMBER 15, 2016

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Midstream Partners L.P.’s Board of Directors is soliciting your proxy to vote at the 2016 annual meeting of Limited Partners and any adjournments of the meeting to be held at 11:00 a.m., local time, on Thursday, December 15, 2016, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Limited Partners summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On October 18, 2016, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all Limited Partners entitled to vote at the meeting. You can find a copy of our 2015 Annual Report on Form 20-F on the Internet through our website at www.navios-midstream.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

On October 17, 2016, we had outstanding 9,619,795 common units, 9,342,692 subordinated units, 1,592,920 subordinated series A units and 419,498 general partner units. Each Limited Partner of record at the close of business on October 17, 2016 is entitled to vote. One or more Limited Partners holding at least a majority of the total voting rights represented in person or by proxy at the annual meeting shall be a quorum for the purposes of the annual meeting. The common units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by us prior to the close of voting at the annual meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The common units are listed on the New York Stock Exchange under the symbol “NAP.”

You do not need to attend the annual meeting to vote your common units. Common units represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A Limited Partner may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any Limited Partner who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common unit of Navios Maritime Midstream Partners L.P. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your common units are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your common units voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your units are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your common units and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your common units.

•	In person at the meeting. Contact the broker or other nominee who holds your common units to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominee for Class I director; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2016.

If any other matter is presented, the proxy card provides that your common units will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Midstream Partners L.P.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

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PROPOSAL ONE

ELECTION OF DIRECTORS

In accordance with the terms of our Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) our Board of Directors consists of seven members, three of the members were appointed by our general partner and at our first annual meeting following our initial public offering, four members were elected into three different classes. The appointed directors serve as directors for terms determined by our general partner. The Class I director’s term is set to expire at our 2016 Annual Meeting.

The Class I elected director is elected by holders of our common units. Accordingly, Stefan Kuch is the nominee for election as a Class I director, whose term would expire at our 2019 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the common units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for election to our Board of Directors is set forth below:

Name	Age	Position
Stefan Kuch	62	Class I Director

Stefan Kuch has been a member of our board of directors since our inception. Mr. Kuch has over 31 years of experience in finance and ship finance. Mr. Kuch retired as Managing Director in the shipping division at Commerzbank AG in March 2016 and has been since then working as an independent shipping consultant. Mr. Kuch is currently serving as Managing Director of Hanseatic Ship Asset Management GmbH, a vessel-owning company within the Commerzbank Group. Mr. Kuch previously served as Managing Director and Divisional Head of International Clients at Commerzbank AG, following the merger of the shipping portfolios of Dresdner Bank, Deutsche Schiffsbank and Commerzbank in 2009. In the past, he also served as the co-head of the Center of Competence Shipping of Commerzbank AG having joined Commerzbank AG in 1983. He holds a degree in Economics from Christian Albrecht University, Kiel, Germany.

Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the common units (excluding common units owned by Navios Maritime Acquisition Corporation or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes. Abstentions will not affect the vote on Proposal One. Brokerage firms do not have authority to vote customers’ unvoted units held by the firms in street name for the election of directors. As a result, any units not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

3

PROPOSAL TWO

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors is submitting for approval the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent public accountants, as our independent auditors for the fiscal year ending December 31, 2016. The Board of Directors proposes that holders of common units ratify this appointment. Ernst & Young (Hellas) Certified Auditors-Accountants S.A.s audited our financial statements for the fiscal year ended December 31, 2015.

Ernst & Young (Hellas) Certified Auditors-Accountants S.A. has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us since our inception other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by our Audit Committee.

We are not required to obtain the approval of our Limited Partners to select our independent public accountants. In the event the holders of common units do not ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as our independent public accountants, the Audit Committee will reconsider its appointment.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of votes present or represented by proxy and entitled to vote at the annual meeting.

Effect of abstentions and broker non-votes. Abstentions will be treated as votes against Proposal Two. Brokerage firms have authority to vote customers’ unvoted units held by the firms in street name on Proposal Two. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A. AS INDEPENDENT PUBLIC ACCOUNTANTS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A. UNLESS A CONTRARY VOTE IS SPECIFIED.

4

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the annual meeting. Should any additional matter come before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou

Secretary

October 18, 2016

5

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NAVIOS MARITIME MIDSTREAM	2016 PROXY FOR ANNUAL
PARTNERS L.P.	MEETING OF
LIMITED PARTNERS
DECEMBER 15, 2016
11:00 A.M. LOCAL TIME

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲  FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED  ▲

PROXY	Please mark your votes like this	☒
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign below. You need not mark any boxes.
1.	Election of one Class I Director (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Stefan Kuch as a Class I Director of the Company, whose term will expire in 2019.
		FOR	WITHHOLD VOTE
(01)	Stefan Kuch	☐	☐

2.	Proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company’s independent public accountants for the fiscal year ending December 31, 2016.	FOR ☐	AGAINST ☐	ABSTAIN ☐
IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OF THE MEETING.

COMPANY ID:
PROXY NUMBER:
ACCOUNT NUMBER:

Signature:	Signature	Date , 2016
Note: Please sign exactly as name appears hereon. When units are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

▲  FOLD HERE ● DO NOT SEPARATE ● INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement, dated October 18, 2016, in connection with the Annual Meeting of Limited Partners to be held at 11:00 a.m., local time, on Thursday, December 15, 2016 at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all the common units of Navios Maritime Midstream Partners L.P. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2016 Annual Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of the Class I Director and FOR Proposal 2.

(Continued and to be marked, dated and signed, on the other side)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Date: October 18, 2016	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer